11016286

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 23 2011
Washington, DC
110

SEC FILE NUMBER
8- 28866

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Malkin Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Grand Central Place, 60 East 42nd Street
(No. and Street)

New York (City) NY (State) 10165-0015 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Labell 212-850-2677
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron LLP
(Name – *if individual, state last, first, middle name*)

622 Third Avenue (Address) New York (City) NY (State) 10017 - 6701 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MA 3/2/11

OATH OR AFFIRMATION

I, Mark Labell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Malkin Securities Corp., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FAY MILLER
Notary Public, State of New York
No. 01MI6133420
Qualified in Nassau County
Commission Expires September 19, 2013

Signature

Executive Vice President, Finance
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MALKIN SECURITIES CORP.

Financial Statements

December 31, 2010

Marks Paneth & Shron LLP
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Malkin Securities Corp.
New York, New York

We have audited the accompanying statement of financial condition of Malkin Securities Corp. (a New York S corporation) as of December 31, 2010 and the related statement of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Malkin Securities Corp. at December 31, 2010 and the results of its operations, changes in stockholders' equity, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marks Paneth & Shron LLP

New York, NY
February 15, 2011

622 THIRD AVENUE
NEW YORK, NY 10017-6701
P. 212.503.8800 F. 212.370.3759
WWW.MARKSPANETH.COM

MANHATTAN
LONG ISLAND
WESTCHESTER
CAYMAN ISLANDS

ASSOCIATED WORLD WIDE
WITH JHI

MALKIN SECURITIES CORP.

Statement of Financial Condition

December 31, 2010

ASSETS

Cash and cash equivalents	$ 179,967	
Investment in NDAQ shares	461,311	
Other assets	119,614	
Computer equipment (at cost, less accumulated depreciation of $7,304)	2,954	
TOTAL ASSETS		$ 763,846

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accrued expenses and taxes	$ 14,625	
		$ 14,625
STOCKHOLDERS' EQUITY		
Common stock - $.01 par value, authorized 1,500 shares; issued 1,275 shares; outstanding 744 shares	13	
Additional paid-in-capital	2,600,000	
Accumulated deficit	(1,831,858)	
	768,155	
Less treasury stock (at cost), 531 shares	(18,934)	
TOTAL STOCKHOLDERS' EQUITY		749,221
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 763,846

See independent auditors' report and notes to financial statements.

MALKIN SECURITIES CORP

Statement of Operations

For the Year Ended December 31, 2010

INCOME		
Interest and dividend income	$ 154	
Total Income		$ 154
EXPENSES		
Professional and consulting fees	24,653	
Wages and employee-related costs	358,181	
Regulatory fees	15,114	
Accounting fees	10,280	
Promotion and marketing	154,950	
Rent and utilities	30,314	
Office expenses	85,708	
Depreciation	2,169	
Total Expenses		681,369
NET LOSS BEFORE UNREALIZED GAINS AND INCOME TAX BENEFIT		(681,215)
Unrealized gain on NDAQ shares		76,010
NET LOSS BEFORE INCOME TAX BENEFIT		(605,205)
Income tax benefit		53,416
NET LOSS		$ (551,789)
NET LOSS PER SHARE		$ (742)
AVERAGE SHARES OUTSTANDING		744

See independent auditors' report and notes to financial statements.

MALKIN SECURITIES CORP.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2010

	TOTAL STOCKHOLDERS' EQUITY	COMMON STOCK	ADDITIONAL PAID- IN-CAPITAL	ACCUMULATED (DEFICIT)	TREASURY STOCK
BALANCE, JANUARY 1, 2010	$ 601,010	$ 13	$ 1,900,000	$ (1,280,069)	$ (18,934)
Net loss	(551,789)	-	-	(551,789)	-
Stockholders' contributions	700,000	-	700,000	-	-
BALANCE, DECEMBER 31, 2010	$ 749,221	$ 13	$ 2,600,000	$ (1,831,858)	$ (18,934)

See independent auditors' report and notes to financial statements.

MALKIN SECURITIES CORP.

Statement of Cash Flows

For the Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (551,789)	
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	2,169	
Unrealized gain on NDAQ shares	(76,010)	
Decrease in cash flows due to changes in operating assets and liabilities:		
Other assets	(53,412)	
Accrued expenses and taxes	(2,434)	
Net cash used by operating activities		$ (681,476)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Stockholders' contributions	700,000	
Net cash provided by financing activities		700,000
NET INCREASE IN CASH AND CASH EQUIVALENTS		18,523
Cash and Cash Equivalents, January 1, 2010		161,444
Cash and Cash Equivalents, December 31, 2010		$ 179,967
Supplemental Disclosure of Cash Flow Information:		
Taxes paid during the year		$ 975

See independent auditors' report and notes to financial statements.

MALKIN SECURITIES CORP.

Notes to Financial Statements

December 31, 2010

NOTE 1: NATURE OF BUSINESS

Malkin Securities Corp. (the Corporation) is a broker-dealer acting as the placement agent for direct participation programs in real estate ventures affiliated with the Corporation's shareholders.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements have been prepared on the accrual basis of accounting under U.S. generally accepted accounting principles, "GAAP."

Revenue Recognition
Revenue from the syndication of real estate ventures are recognized when the deals close and the entities are formed. There was no syndication revenue earned for the year ended December 31, 2010.

Use of Estimates
The presentation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
Federal and New York State income taxes have not been provided because the shareholders have elected to have the Corporation treated as an S corporation for income tax purposes as provided in Section 1362(a) of the Internal Revenue Code. As such, the Corporation's income or loss and credits are passed through to the shareholders and reported on their individual income tax returns. Local income taxes have been provided for.

Depreciation
The Corporation computes depreciation over a period of 5 to 10 years. Depreciation has been computed using the Modified Accelerated Cost Recovery System (MACRS).

Promotion and Marketing Costs
Promotional and marketing costs are expensed as incurred.

Cash Equivalents
Cash equivalents consist of amounts held in a money market mutual fund.

Fair Value Measurements

ASC 820, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels, as described in Note 5.

Subsequent Events

Management has evaluated, for potential recognition and disclosure, events subsequent to the date of the statement of financial condition through February 15, 2011, the date the financial statements were available to be issued. No material events have occurred.

NOTE 3: RELATED PARTY TRANSACTIONS

Peter L. Malkin is Chairman of Malkin Holdings LLC, which provides or obtains services for the Corporation. Anthony E. Malkin is President of Malkin Holdings LLC.

Professional fees earned by Malkin Holdings LLC for the year ended December 31, 2010 were $8,770.

NOTE 4: NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Corporation had net capital of $522,249, which was $517,249 in excess of minimum net capital required of $5,000. The Corporation's percentage of aggregate indebtedness to net capital was 2.80%

NOTE 5: FAIR VALUE MEASUREMENTS

The fair value hierarchy defines three levels as follows:

Level 1: Valuations based on quoted prices (unadjusted) in an active market that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Valuations based on observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3: Valuations based on unobservable inputs are used when little or no market data is available. The fair value hierarchy gives lowest priority to Level 3 Inputs.

NOTE 5: FAIR VALUE MEASUREMENTS (continued)

In determining fair value, the Corporation utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible in its assessment of fair value.

The Corporation reports its investments in NDAQ shares at fair market value, with unrealized gain or loss included in the attached statement of operations. Based on the criteria stated above, these shares have been categorized as Level 1.

NOTE 6: INCOME TAX BENEFIT

The income tax benefit is comprised of New York City income tax attributable to:

Current year's tax provision	$ (25)
2010 deferred benefit	53,441
	$ 53,416

NOTE 7: CONCENTRATION OF CREDIT RISK

At December 31, 2010, the Corporation maintained a cash balance in a bank account and a balance of $178,136 in a single money market mutual fund. The bank account is insured by the Federal Deposit Insurance Corporation up to $250,000, and at December 31, 2010 is fully insured. In addition, the FDIC has fully insured all non-interest bearing transaction accounts through December 31, 2012. The money market mutual fund is uninsured. Accordingly, the Corporation is subject to credit risk from this concentration.

MALKIN SECURITIES CORP.

Schedule of Computation of Net Capital
Under Rule 15c3-1 of The Securities Exchange Commission

December 31, 2010

COMPUTATION OF NET CAPITAL

Total stockholders' equity		$ 749,221
Less: 15% of investment in NDAQ shares (Haircut)	$ 69,197	
Furniture and improvements net of accumulated depreciation	2,954	
2% of Money Market accounts	3,588	
Undue concentrations	31,071	
Deferred tax asset	96,709	
Prepaid taxes	22,905	
Other deductions	548	
		226,972
NET CAPITAL UNDER RULE 15c3-1		$ 522,249
AGGREGATE INDEBTEDNESS		$ 14,625

COMPUTATION OF BASIS OF NET CAPITAL REQUIREMENT

Minimum net capital required or 6 and 2/3% of aggregate indebtedness	$ 5,000
Excess net capital	$ 517,249
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO CAPITAL	2.80%

No material difference exists between the Corporation's calculation of net capital above and that contained in its unaudited Form X-17A-5 as of December 31, 2010.

The Corporation is exempt from the provisions of SEC Rule 15c3-3 pursuant to section k2i of Rule 15c3-3.

Marks Paneth & Shron LLP
Certified Public Accountants & Consultants

SEC Mail Processing
Section

FEB 23 2011

Washington, DC
110

To the Stockholders
Malkin Securities Corp.:

In planning and performing our audit of the financial statements of Malkin Securities Corp (the "Corporation"), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Corporation's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

622 THIRD AVENUE
NEW YORK, NY 10017-6701
P. 212.503.8800 F. 212.370.3759
WWW.MARKSPANETH.COM

MANHATTAN
LONG ISLAND
WESTCHESTER
CAYMAN ISLANDS

ASSOCIATED WORLD WIDE
WITH JHI
jhi

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholders, management, the SEC, *FINRA*, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum Rachlin LLP...

New York, NY

February 10, 2011